Filing by Allspring Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject Company: Allspring Funds Trust (SEC File Nos. 333-74295)

We want to make you aware that your clients that hold shares in either the 361 Domestic Long/Short Equity Fund and/or the 361 Global Long/Short Equity Fund (each a “Target Fund”), as of the record date of September 9, 2022, will receive proxy materials regarding the Special Meeting of Shareholders slated for November 4, 2022 (the “Meeting”).

The proposals for consideration at the Meeting relate to the reorganization of each Target Fund into a newly constituted series of the Allspring Funds (each an “Acquiring Fund”) with substantially similar investment strategies managed by Allspring Global Investments, LLC, the current sub-adviser to each Target Fund, and the same portfolio managers providing the day-to-day management to each Target Fund.

The materials include a prospectus/proxy statement with detailed information about the proposals and a proxy card that shareholders can sign and return in a postage paid envelope. The materials will also provide instructions on how shareholders can vote by telephone or through the Internet. You can access the materials by visiting http://www.okapivote.com/361Funds. Shareholders will be asked to vote on the following proposal:

PROPOSAL	PROPOSAL DESCRIPTION
Proposal 1
To consider and act upon an Agreement and Plan of Reorganization (the “Plan”) dated as of August 29, 2022, providing for the reorganization of the Target Fund into the corresponding Acquiring Fund, including the acquisition of all of the assets of the Target Fund by the corresponding Acquiring Fund in exchange for shares of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund. The Plan also provides for the prompt distribution of the Acquiring Fund Shares to shareholders of the Target Fund in liquidation of the Target Fund.

Please note that your clients may receive a telephone solicitation in connection with this Special Meeting from Okapi Partners, the Fund’s proxy solicitor. However, we are committed to helping you maintain your client relationships while we carry out our required solicitation process.  To that end, we are asking for your support and assistance in answering any questions you may receive from your clients on this matter.
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Please ask your clients to vote as soon as possible. Instructions on how they can vote, over the phone, by internet or by mail will be detailed on the proxy card they receive.

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If you have discretion to vote on behalf of your clients, we can take direction via email from you and get your client’s shares voted quickly and easily, provided they are listed in Okapi’s database.  All we would need is an email stating “I am authorized to vote on the listed accounts”, and how you want those shares voted.  For example, “Vote with Board Recommendation for all proposals”.  We would just need a spreadsheet with clients’ names, addresses and share positions.

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If you do not have discretion to vote on behalf of your clients, we can also take the same voting directions via email directly from your client (also provided they are listed in Okapi’s database).

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Explain that their vote is critical no matter how many shares they own.

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Okapi Partners will need to continue to contact shareholders until the necessary vote is attained.

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If you or your clients have any questions, please provide this toll-free number for more information:                                   (877) 285-5990. Agents are available to answer questions or to record voting instructions Monday through Friday from 9:00 a.m. to 9:00 p.m. Eastern Time. The voting process is quick and easy and will require only a couple minutes of their time.